Exhibit 3.1

“RESOLVED as a special resolution that:

(a)	Article 48.7 of the Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution dated 5 February 2024 with effect from 5 February 2024 (the Existing Memorandum and Articles) be deleted in its entirety and replaced with the following new Article 48.7:

“48.7	The Company has until 8 May 2026 to consummate a Business Combination, provided however that if the Board of Directors anticipates that the Company may not be able to consummate a Business Combination by 8 May 2026, the Company may, by Resolution of Directors, extend the period of time to consummate a Business Combination on a monthly basis, up to three (3) months (up to 8 August 2026) (the “Extended Date”) to complete a Business Combination, unless the closing of a Business Combination shall have occurred prior thereto or such earlier date as shall be determined by the Board in its sole discretion, provided that Einride AB or another mutually agreed upon third party on behalf of Einride AB or the Company, including but not limited to each of their respective officers, directors, affiliates or designees (collectively, the “Insiders”) lend to the Company (each a “Contribution”) $0.03 per Public Share outstanding on such monthly date for each month utilized to consummate an Business Combination, which Contributions shall be deposited by the Company into the Trust Account. In the event that the Company does not consummate a Business Combination by the relevant Extended Date (subject to all monthly extensions having been validly made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(i)	cease all operations except for the purpose of winding up;

(ii)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes and trust administration expenses, if any, divided by the number of the Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(iii)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 48.7 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”

(b)	Article 48.8 of the Existing Memorandum and Articles be deleted in its entirety and replaced with the following new Article 48.8:

“48.8	In the event that any amendment is made to these Articles prior to a Business Combination (an “Amendment”):

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to the Articles; or

(ii)	redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination by the relevant Extended Date (subject to all monthly extensions having been validly made in each case); or

(b)	with respect to any other provision relating to the rights of holders of Public Shares (excluding any Public Shares held by Founders),

each holder of Public Shares who is not a Founder, Officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an “Amendment Redemption”) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the approval of any such amendment, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of Public Shares then in issue.”